SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Publicly-held Company
CNPJ/MF No. 33.000.167/0001 -01
NIRE 33300032061

CALL NOTICE

Extraordinary General Meeting

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS, complying with the provisions of article 40 of its By-laws, calls the Shareholders to gather in a Special Shareholders Meeting on June 9, 2008, at 3 p.m., in the auditorium of the Head Office Building of the Company at Avenida República do Chile, No. 65, 1st floor, to resolve on the following agenda:

(i) to approve the disposal of the control of the subsidiary of PETROBRAS, Dapean Participações S.A., by means of the merger into this company of Fasciatus Participações S.A., a transaction inserted in the sphere of the Investment Agreement entered into among PETROBRAS, Petrobras Química S.A. – PETROQUISA and Unipar – União de Indústrias Petroquímicas S.A., for the creation of a Petrochemical Company, according to a material fact of November 30, 2007.

The documents to be analysed at the Shareholders Meeting are at the disposal of the shareholders at the Head Office Building of PETROBRAS, in room 2202-B (Shareholder Support).

A Shareholding wishing to be represented at the Shareholders Meeting shall comply with the requirements of article 126, paragraph 1, of Brazilian Corporation Law and of article 13 of the By-laws by submitting at the Meeting or preferably depositing a power of attorney with specific powers at the mentioned Shareholder Support room by 5 p.m. on June 6, 2008.

Rio de Janeiro, May 12, 2008.

Dilma Vana Rousseff
President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.